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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)


                           MAHASKA INVESTMENT COMPANY
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    559809108
                                 (CUSIP Number)


                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule to which this Schedule is filed:

    [X]      Rule 13d-1(b)
    [_]      Rule 13d-1(c)
    [_]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 559809108                  SCHEDULE 13G              Page 2 of 7 Pages


1.       Name of Reporting Person

         I.R.S. Identification No. of Above Person (entities only)

                  Mahaska Investment Company ESOP
                  I.R.S. No. 42-1291120

2.       Check the appropriate box if a member of a group

                  N/A

3.       SEC Use Only

4.       Citizenship or Place of Organization

                  Iowa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

5.       Sole Voting Power

                  0

6.       Shared Voting Power

                  555,113* shares           *Under the applicable ESOP
                                            documentation, each participant is
                                            entitled to direct the plan as to
                                            voting shares allocated to such
                                            participant's account. Unallocated
                                            shares and shares for which the
                                            participant does not exercise the
                                            right to vote are voted by the
                                            trustee in the same proportion as
                                            the shares for which signed proxy
                                            cards are returned by the other
                                            participants in the ESOP.

7.       Sole Dispositive Power

                  555,113 shares

8.       Shared Dispositive Power

                  N/A

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                                                               Page 3 of 7 Pages


9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  555,113 shares

10. Check box if the aggregate amount in Row (9) excludes certain shares

                  N/A

11.      Percent of Class Represented by Amount in Row 9

                  14.1%

12.      Type of Reporting Person

                  EP

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                                                               Page 4 of 7 Pages

ITEM 1(a).        NAME OF ISSUER.

                  Mahaska Investment Company

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  P. O. Box 1104
                  Oskaloosa, Iowa  52577

ITEM 2(a).        NAME OF PERSON FILING.

                  This filing is made on behalf of Mahaska Investment Company Employee Stock Ownership Plan and Trust (ESOP).

ITEM 2(b).        ADDRESS OF THE PRINCIPAL OFFICES:

                  The principal business office is Mahaska State Bank Trust Department, P. O. Box 90, Oskaloosa, Iowa 52577.

ITEM 2(c).        CITIZENSHIP.

                  The Trust Agreement creating the ESOP is governed by the laws of the State of Iowa.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES.

                  Common Stock.

ITEM 2(e).        CUSIP NUMBER.

                  559809108

ITEM 3. IF THE STATEMENT IS BEING FILED PURSUANT TO SECTION 240.13d-1(b), CHECK WHETHER THE PERSON FILING IS A:

                  An employee benefit plan.

ITEM 4.           OWNERSHIP.

         (a)      Amount Beneficially Owned:

                  The ESOP has direct control of the 555,113 shares of Common Stock held for the benefit of the participating employees.

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                                                               Page 5 of 7 Pages

         (b)      Percent of Class:

                  14.1%

         (c)      (i)      Sole power to vote or direct the vote:

                           0

                  (ii)     Shared power to vote or direct the vote:

                           555,113

                           Under the ESOP Trust document, Mahaska State Bank ("the Trustee") is authorized in its discretion to vote directly and to vote indirectly by proxy on all matters pertaining to all securities held by the ESOP. Notwithstanding the foregoing, each participant is entitled to direct the Plan as to any Company stock considered allocated to such participant's account in accordance with IRC Section 409(e). The Trustee has followed the practice of voting any unallocated shares and shares for which a participant does not exercise his or her right to vote in the same proportion as the shares for which signed proxy cards are returned by the other participants in the ESOP.

                  (iii)    Sole power to dispose or direct the disposition of:

                           The Trustee has sole power to dispose or to direct the disposition of the 555,113 shares of Common Stock.

                  (iv) Shared power to dispose or to direct the disposition of:

                           0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  N/A

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  See item 4 above.

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                                                               Page 6 of 7 Pages


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  See items 3 and 4 above.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  N/A

ITEM 9.           NOTICE OF DISSOLUTION OF A GROUP.

                  N/A

ITEM 10.          CERTIFICATION.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                                               Page 7 of 7 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       MAHASKA STATE BANK, AS TRUSTEE


                                       /s/ Sherry Mattson
                                       -----------------------------------------

Date:      February 11, 2003           Name:   Sherry Mattson
           -----------------                   ---------------------------------

                                       Title:  Trust Officer
                                               ---------------------------------